Exhibit 99.1

Volvo: Iwao Nakamura New Member of Volvo's Group Executive Committee

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 17, 2007--Iwao Nakamura, President of Nissan Diesel, has been appointed a new member of Volvo's (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) Group Executive Committee, effective April 18 2007.

Iwao Nakamura, born 1942, has been the President of Nissan Diesel since 2002, and has earlier held various positions within Nissan Motor, including being a member of the Board of Directors.

On February 20 this year, Volvo made a public offer for Nissan Diesel and Volvo completed the acquisition on March 24.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 83,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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CONTACT: Volvo
Marten Wikforss, +46 31 66 11 27 or +46 705 59 11 49